FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

August 4th , 2005

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Attached hereto and incorporated by way of reference herein the Registrants notice regarding 2005 Second Quarter Results

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

August 4th , 2005	Nova Measuring Instruments Ltd Nova Measuring Instruments Ltd (the "Registrant") BY: /S/ Chai Toren —————————————— Chai Toren Chief Financial Officer

Company Contact:	Investor relations Contacts:
Chai Toren, CFO and Vice President Finance	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	GK International Investor Relations
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail : Ehud@gk-biz.com
http://www.nova.co.il	Kenny@gk-biz.com

Company Press Release

NOVA MEASURING INSTRUMENTS ANNOUNCES
2005 SECOND QUARTER RESULTS

Rehovoth, Israel – August 4, 2005 – Nova Measuring Instruments, Ltd. (Nasdaq: NVMI), the market leader in integrated measurement and process control for the semiconductor industry, today reported its results for the second quarter of 2005.

Total revenues for the second quarter of 2005 were $7.7 million, a 65% increase over revenues of $4.6 million as reported for the first quarter of 2005, and a 25% decrease compared with revenues of $10.2 million as reported for the second quarter of 2004.

The Company reported a gross profit of $2.5 million for the second quarter of 2005 compared with gross profit of $1.0 million for the first quarter of 2005, and gross profit of $4.7 million for the second quarter of 2004. Gross margin for the second quarter of 2005 was 32% compared with 22% for the first quarter of 2005 and 46% for the second quarter of 2004.

Net loss in the second quarter of 2005 was $1.9 million or $0.12 per share, compared with a net loss of $4.1 million or $0.27 per share for the first quarter of 2005. In the second quarter of 2004, the company reported a net income of $0.5 million or $0.03 per share. At the end of the second quarter of 2005, cash and cash equivalents, bank deposits and held to maturity securities, short and long term, stood at $23.9 million, a decrease of $4.3 million compared with that of the previous quarter.

Dr. Giora Dishon, President & CEO of Nova commented, “We are pleased with the improvement in our results this quarter. We recently launched the new line of our advanced NovaScan 3090 systems. The new line includes systems for CMP, CD and Copper. The market reception has been very good, and these new systems contributed more than 20% of the system revenue this quarter. This, together with wins of large purchase orders with strategic customers during the quarter, contributed to our revenue growth. Furthermore, in the industry as a whole we are seeing signs of recovery, even though with still limited visibility. We therefore remain cautious, but optimistic.”

Dr. Dishon continued, “As our systems continue to penetrate the process segments of Copper CMP and Etch for high volume manufacturing, we expect to gain market share in subsequent quarters. Looking to the future, towards more advanced technology nodes such as 45nm, we are continuing our investment in developing the leading edge next-generation metrology systems, which we believe will support our long-term growth.”

The Company will host a conference call on the same day, August 4th, 2005, at 09:00am EST. To participate please dial in the U.S: U.S Dial-in Numbers: 1-866-276-1002 or internationally: +972-3-925-5910 at least 5 minutes before the start of the call. A conference call presentation will be available for download on the company’s website www.nova.co.il, before and during the call.

About Nova
Nova Measuring Instruments Ltd. develops, designs and produces integrated process control systems in the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link between different semiconductor processes and process equipment. The Company’s website is www.nova.co.il.

This press release may contain forward-looking statements, including statements related to anticipated growth rates, manufacturing capacity and tax rate. Actual results may differ materially from those projected due to a number of risks, including changes in customer demands for our products, new product offerings from our competitors, changes in or an inability to execute our business strategy, unanticipated manufacturing or supply problems, or changes in tax requirements. Nova cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Form F-1 filed with the Securities and Exchange Commission on April 9, 2000. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three- month period ended
	June 30, 2005	March 31, 2005
	(unaudited)

REVENUES
Product sales	5,603	3,363
Services	2,059	1,273

	7,662	4,636

COST OF REVENUES
Product sales	3,164	2,067
Services	2,014	1,571

	5,178	3,638

GROSS PROFIT	2,484	998

OPERATING EXPENSES
Research & Development expenses, net	2,114	2,917
Sales & Marketing expenses	1,731	1,710
General & Administrative expenses	758	711

	4,603	5,338

OPERATING LOSS	(2,119)	(4,340)

INTEREST INCOME	196	193

LOSS FOR THE PERIOD	(1,923)	(4,147)

LOSS PER SHARE	(0.12)	(0.27)

Shares used in calculation of basic loss per share (in
thousnads)	15,401	15,339

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three-month period ended
	June 30, 2005	June 30, 2004
	(unaudited)

REVENUES
Product sales	5,603	7,921
Services	2,059	2,296

	7,662	10,217

COST OF REVENUES
Product sales	3,164	3,784
Services	2,014	1,729

	5,178	5,513

GROSS PROFIT	2,484	4,704

OPERATING EXPENSES
Research & Development expenses, net	2,114	2,045
Sales & Marketing expenses	1,731	1,666
General & Administrative expenses	758	641

	4,603	4,352

OPERATING PROFIT (LOSS)	(2,119)	352

INTEREST INCOME	196	98

PROFIT (LOSS) FOR THE PERIOD	(1,923)	450

EARNINGS (LOSS) PER SHARE	(0.12)	0.03

Shares used in calculation of basic loss per share (in
thousnads)	15,401	15,261

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Six-month period ended
	June 30, 2005	June 30, 2004
	(unaudited)

REVENUES
Product sales	8,966	15,392
Services	3,332	3,997

	12,298	19,389

COST OF REVENUES
Product sales	5,231	7,389
Services	3,585	3,231

	8,816	10,620

GROSS PROFIT	3,482	8,769

OPERATING EXPENSES
Research & Development expenses, net	5,031	4,171
Sales & Marketing expenses	3,441	3,169
General & Administrative expenses	1,469	1,098

	9,941	8,438

OPERATING PROFIT (LOSS)	(6,459)	331

INTEREST INCOME	389	188

PROFIT (LOSS) FOR THE PERIOD	(6,070)	519

EARNINGS (LOSS) PER SHARE	(0.39)	0.03

Comments:
1. Employee Stock Based Compensation expenses	-	122

2. Shares for calculation of earnings (loss) per share
Basic	15,394	15,243

Diluted	15,742	15,243

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	As of June 30, 2005	As of Dec. 31, 2004
	(unaudited)	(audited)

CURRENT ASSETS
Cash and cash equivalents	5,708	12,171
Short-term interest-bearing bank deposits	1,623	1,916
Held to maturity securities	6,337	5,280
Trade accounts receivable (Net of $40 allowance for
doubtful accounts in June 30,2005, no allowance on
December 31,2004)	5,350	7,461
Inventories	4,773	5,239
Other current assets	1,338	1,169

	25,129	33,236

LONG-TERM ASSETS
Long-term interest-bearing bank deposits	3,635	2,145
Held to maturity securities	6,647	9,292
Other long-term assets	378	382
Severance pay funds	2,091	2,288
Fixed assets, net	2,514	2,119

	15,265	16,226

	40,394	49,462

CURRENT LIABILITIES
Trade accounts payable	3,758	5,016
Other current liabilities	5,074	6,389

	8,832	11,405

LONG-TERM LIABILITIES
Liability for employee termination benefits	2,777	3,075
Deferred Income	390	369
Other long-term liability	100	145

	3,267	3,589

SHAREHOLDERS' EQUITY
Share capital	46	46
Additional paid- in capital	73,499	73,333
Accumulated other comprehensive income (loss)	(261)	8
Accumulated deficit	(44,989)	(38,919)

	28,295	34,468

	40,394	49,462